Exhibit 4.8

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (this "**Agreement**") is made and entered into as of the 22nd day of August, 2016, by and between Boston Carriers Inc., a Marshall Islands corporation (the "**Company**") with an address of 25-29 Karneadou Str., 106 75 – Athens, GREECE and Antonios Bertsos (the "**Executive**"). As used herein, the "**Effective Date**" of this Agreement shall mean January 1, 2016.

W I T N E S S E T H:

WHEREAS, the Executive desires to be employed by the Company as its Chief Executive Officer and Chief Financial Officer and the Company wishes to employ Executive in such capacities;

NOW, THEREFORE, in consideration of the foregoing recitals and the respective covenants and agreements of the parties contained in this document, the Company and Executive hereby agree as follows:

1. **Employment Title and Capacity**. The Company agrees to employ and Executive agrees to serve as the Company's Chief Executive Officer and Chief Financial Officer. The rights, duties and responsibilities of Executive shall include the right and duty to manage the day to day operations of the Company and such other duties and responsibilities as are consistent with Executive's position as both chief executive officer and chief financial officer. Executive shall report only to the Board of Directors of the Corporation (the "**Board**").

Executive shall devote a sufficient amount of his working time and efforts during the Company's normal business hours to the business and affairs of the Company and its subsidiaries in order to diligently and faithfully perform his duties and responsibilities duly assigned to him pursuant to this Agreement. Executive shall be permitted to carry on additional activities provided that none of the additional activities interferes with the performance of the duties and responsibilities of Executive or are determined to be inconsistent with the position, standing, stature, reputation or best interests of the Company, nothing in this Section 1, shall prohibit Executive from (a) serving as a director or member of a committee of entities that do not, in the reasonable good faith determination of the Board, compete with the Company or otherwise create, or could create, in the reasonable good faith determination of the Board, a conflict of interest with the business of the Company; (b) delivering lectures, fulfilling speaking engagements, and any writing or publication relating to his area of expertise; (c) serving as a director or trustee of any governmental, charitable or educational organization; (d) engaging in additional activities in connection with personal and/or business investments and community affairs; or (e) remaining involved in the activities of Boston Carriers Inc.; *provided* that such activities are not competitive with the activities of the Company.

The Board shall nominate Executive for election by the Company's shareholders to serve as Chairman of the Company's Board during the Employment Period. Within two (2) weeks of the date hereof, and for the entirety of the term of this Agreement, the Company shall maintain a sufficient number of seats on the Board as shall permit Executive to be appointed as a member of the Board.

2. **Term**. The term of this Agreement shall commence on the Effective Date and shall continue through December 31, 2026 (the "**Expiration Date**"), unless earlier terminated in accordance with the provisions of Section 7, and shall be automatically renewed for successive one (1) year periods thereafter unless either party provides the other party with written notice of his or its intention not to renew this Agreement at least one hundred eighty (180) days prior to the Expiration Date of the initial term or any renewal term of this Agreement. "**Employment Period**" shall mean the initial term plus renewals, if any.

3. **Place of Employment**. Executive's services shall be performed at the Company's offices located in Athens, Greece, and from time to time at such other location or locations, at the discretion of Executive. The parties acknowledge, however, that Executive may be required to travel in connection with the performance of his duties hereunder.

4. **Compensation.**

(a) Base Salary. For all services to be rendered by Executive pursuant to this Agreement during the Employment Period, the Company agrees to pay Executive an annual base salary at a rate of One Million Five Hundred Thousand US Dollars (USD$1,500,000) per annum (the "**Base Salary**"), payable in shares of the Company's Common Stock (the "**Common Stock**") computed in accordance with the payment structure set forth in this Section 4(c)(i) (such shares, the "**Initial Executive Shares,**" and with the Additional Executive Shares, as such terms is defined below, the "**Executive Shares**")). The then-current Base Salary (as adjusted pursuant to this Agreement) shall be reviewed by the Board annually on each January 1, beginning in 2017, and continuing thereafter for each fiscal year, during the Employment Period and, if deemed appropriate shall be subject to such further upward adjustments as shall be determined by the Board in its sole discretion. The Base Salary shall be paid to Executive before the 30th day of April of each year in advance of the following fiscal year, beginning in 2017. For 2016 the Base Salary will be paid for the full year as soon as possible after signing of this agreement.

(b) Annual Bonus. Beginning in 2017 and during each fiscal year of the Employment Period (the "**Performance Period**"), Executive shall be eligible to earn an annual bonus, upon achievement of agreed-upon factors subject to determination by the Board in its sole direction (the "**Annual Bonus**"), payable in Executive Shares computed in accordance with the payment structure set forth in this Section 4(c)(i). The Annual Bonus amount for each Performance Period will be based upon consideration of various factors that the Board and Executive shall, in good faith, agree upon in writing no later than sixty (60) days following the start of each Performance Period. Such factors may include consideration of contributions by Executive to the Company's revenue growth, profit growth and any other targets as mutually agreed upon between the Board and Executive in good faith. For the avoidance of doubt, if Executive is employed immediately prior to the expiration of the term of this Agreement, he shall be entitled to the Annual Bonus for such last year on a *pro rata* basis through the last date of employment, even if he is not employed by the Company on the date the Annual Bonus is paid for such last year. The Annual Bonus, if any, shall be paid to Executive on or before the 1st day of March of the following fiscal year.

(c) Payment Structure. The number of Executive Shares payable to Executive shall be determined by and subject to the following provisions:

(i) Computation. The number of Executive Shares paid by the Company to Executive shall be valued at Executive's then-current Base Salary. The number of Initial Executive Shares is calculated by dividing the Base Salary by the average closing price of the Common Stock for the last ten (10) trading days prior to the date the Executive Shares are issued by the Company to Executive. At the end of every quarter and for five years thereafter, additional Executive Shares may be issued to the Executive (the "**Additional Executive Shares**"). The number of Additional executive Shares so issuable will be the number of shares resulting from dividing each Base Salary by the average closing price of the last ten trading days preceding the date that the Additional Executive Shares are issued and then deducting from that number shares any Initial Executive Shares or Additional Executive shares previously issued in relation to the payment of the corresponding year's Executive Base salary.

(ii) Lock-up Restriction. Any Executive Shares issued in connection with either the Base Salary or Annual Bonus will be subject to a forty-eight (48) month lock-up restriction beginning on the date of issuance unless otherwise determined by the Board.

5. **Business Expenses**. Executive shall be entitled to prompt reimbursement by the Company for all reasonable and necessary travel, entertainment, and other expenses incurred by Executive while employed (in accordance with the policies and procedures established by the Company for its senior executive officers) in the performance of his duties and responsibilities under this Agreement; provided, that Executive shall properly account for such expenses in accordance with Company policies and procedures. Notwithstanding anything herein or in the Company's policies and procedures to the contrary, Executive shall be reimbursed for all travel expenses and shall be entitled to travel and lodging equal to business class or greater. In addition, the Company shall reimburse Executive for all reasonable and necessary attorney and legal fees incurred, up to the date hereof,

by Executive in the review and negotiation of this Agreement and other matters related to his appointment as both Chief Executive Officer and Chief Financial Officer in an amount not to exceed $15,000, and hereafter, as required by Executive in his capacity as a member of the Board of Directors. Executive must submit any request for reimbursement along with all appropriate supporting documentation no later than ninety (90) days following the date the expense is incurred in accordance with the Company's reimbursement policies and procedures.

6. **Other Benefits**. During the term of this Agreement, the Executive shall be eligible to participate in incentive, stock purchase, savings, retirement, and welfare benefit plans, including, without limitation, health, medical, dental, vision, life (including accidental death and dismemberment) and disability insurance plans (collectively, "**Benefit Plans**"), in the same manner and at the same levels as the Company makes such opportunities available to the Company's managerial or salaried executive employees. In the event that any waiting periods or other eligibility requirements are imposed prior to Executive becoming eligible for any of such Benefit Plans, then the Company shall reimburse Executive for the cost(s) incurred by Executive in maintaining his current benefit plans during any such waiting or eligibility periods. The Executive shall be entitled to six (6) weeks of vacation (in addition to the usual national holidays) during each contract year during which he serves hereunder. Such vacation shall be taken at such time or times as will be mutually agreed between the Executive and the Company. Vacation not taken during a calendar year may be carried forward. In addition, the Company shall contribute to the applicable Greek social security and social insurance programs on Executive's behalf.

7. **Termination of Employment.**

(a) Death or Disability. The Employment Period and Executive's employment hereunder shall terminate automatically upon Executive's death, and may be terminated by the Company with ninety (90) days written notice of its intention to terminate effective on the date provided in such notice (the "**Disability Effective Date**"), if a determination is made, at the request of Executive or upon the reasonable request of the Company set forth in a notice to Executive, by a physician selected by the Company and Executive, that Executive is unable to perform Executive's duties as an employee or its subsidiaries because of a physical or mental disability, with or without reasonable accommodation, and in all reasonable medical likelihood such inability will continue for a period of (i) one hundred twenty (120) consecutive days or (ii) an aggregate of one hundred eighty (180) days (whether or not consecutive) in any three hundred sixty-five (365)-day period (such inability is hereinafter referred to as "**Disability**" or being "**Disabled**"). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of this agreement.

(i) Upon termination of Executive's employment hereunder for either death or Disability, Executive or his heirs, administrators or executors of Executive's estate (as the case may be) shall be entitled to receive:

(A) Any earned by unpaid Base Salary;

(B) Base Salary from the date Executive's employment terminates (either date of death or Disability Effective Date) through the end of the then-current Expiration Date payable in US Dollars;

(C) A lump sum *pro rata* portion of any Annual Bonus in US Dollars, if any, that Executive would have been entitled to receive pursuant to Section 4(b) hereof in such year through the date of Executive's termination of employment (either date of death or Disability Effective Date), payable when such Annual Bonus would have otherwise been payable had Executive's employment not terminated, provided that the payment shall be made no later than March 1 following the year in which such termination occurs;

(D) Reimbursement of any and all reasonable expenses paid or incurred by the Executive in connection with and related to the performance of his duties and responsibilities for the

Company during the period ending on the termination date (either date of death or Disability Effective Date); and

(E) Any accrued but unused vacation time through the termination date (either date of death or Disability Effective Date).

(ii) Following Executive's termination of employment due to death or Disability, except as set forth in this Section 7(a)(i), the Company shall have no further obligations to the Executive or his heirs, administrators or executors of Executive's estate with respect to compensation and benefits accruing thereafter.

(b) Cause.

(1) At any time during the Employment Period, the Company may terminate this Agreement and the Executive's employment upon contemporaneous written notice by the Company to Executive hereunder for Cause. For purposes of this Agreement, "**Cause**" shall mean: (a) the willful and continued failure of the Executive to perform substantially his duties and responsibilities for the Company (other than any such failure resulting from Executive's death or Disability) after a written demand by the Board for substantial performance is delivered to the Executive by the Company, which specifically identifies the manner in which the Board believes that the Executive has not substantially performed his duties and responsibilities, which willful and continued failure is not cured by the Executive within thirty (30) days of his receipt of such written demand; (b) the conviction of, or plea of guilty or *nolo contendere* to, a felony, or (c) fraud, dishonesty or gross misconduct which is materially and demonstratively injurious to the Company. Termination under clauses (b) or (c) of this Section 7(b)(1) shall not be subject to cure.

(2) For purposes of this Section 7(b), no act, or failure to act, on the part of Executive shall be considered "willful" unless done, or omitted to be done, by him in bad faith and without reasonable belief that his action or omission was in, or not opposed to, the best interest of the Company (including reputationally). Prior to any termination for Cause, Executive will be given fifteen (15) business days written notice specifying the alleged Cause event and will be entitled to appear (with counsel) before the full Board to present information regarding his views on the Cause event, and after such hearing, there is at least a majority vote of the full Board (other than Executive) to terminate him for Cause. After providing the notice in foregoing sentence, the Board may suspend the Executive with full pay and benefits until a final determination pursuant to this Section 7(b) has been made.

(3) Upon termination of this Agreement for Cause, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive any earned but unpaid Base Salary, any accrued but unpaid Annual Bonus earned during the prior Performance Period, reimbursement of any and all reasonable expenses paid or incurred by the Executive in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date and any accrued but unused vacation time through the termination date in accordance with Company policy.

(c) Good Reason and Without Cause.

(1) At any time during the term of this Agreement, subject to the conditions set forth in Section 7(c)(2) below, the Executive may terminate this Agreement and the Executive's employment with the Company for "**Good Reason.**" For purposes of this Agreement, "**Good Reason**" shall mean the occurrence of any of the following events: (A) the assignment, without the Executive's consent, to the Executive of duties that are significantly different from, and that result in a diminution of, the duties that he assumed on the Effective Date or the imposition of a requirement that Executive report to any person other than the Board; (B) the assignment, without the Executive's consent, to the Executive of a title that is different from and subordinate to the title **Chief Executive Officer** or **Chief Financial Officer** of the Company or any subsidiary, provided, however, for the absence of doubt following a Change of Control, should the Executive cease to retain either the title or responsibilities assumed on the Effective Date, or Executive is required to serve in a diminished capacity or lesser title in a division or unit of another entity (including the acquiring entity), such event shall constitute Good Reason regardless of the title of Executive in such acquiring company, division or unit; (C) material breach by the Company

of this Agreement; (D) the relocation of Executive's regular office to a location that is more than ten (10) miles from Executive's current office; and (E) upon the occurrence of a Change of Control of the Company.

(2) Executive shall not be entitled to terminate this Agreement for Good Reason unless and until he shall have delivered written notice to the Company within ninety (90) days of the date upon which the facts giving rise to Good Reason occurred of his intention to terminate this Agreement and his employment with the Company for Good Reason, which notice specifies in reasonable detail the circumstances claimed to provide the basis for such termination for Good Reason, and the Company shall not have eliminated the circumstances constituting Good Reason within thirty (30) days of its receipt from the Executive of such written notice.

(3) In the event that the Executive terminates this Agreement and his employment with the Company for Good Reason or the Company terminates this Agreement and Executive's employment with the Company without Cause, the Company shall pay or provide to the Executive (or, following his death, to the Executive's heirs, administrators or executors) his Base Salary from the date Executive's employment terminates through the end of the then-current Expiration Date payable in US Dollars.

(4) Executive shall not be required to mitigate the amount of any payment provided for in this Section 7(c) by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 7(c) be reduced by any compensation earned by the Executive as the result of employment by another employer or business or by profits earned by Executive from any other source at any time before and after the termination date. The Company's obligation to make any payment pursuant to, and otherwise to perform its obligations under, this Agreement shall not be affected by any offset, counterclaim or other right that the Company may have against Executive for any reason.

(d) Without "Good Reason" by Executive. At any time during the term of this Agreement, the Executive shall be entitled to terminate this Agreement and the Executive's employment with the Company without Good Reason by providing prior written notice of at least ninety (90) days to the Company. Upon termination by the Executive of this Agreement or the Executive's employment with the Company without Good Reason, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay the Executive any earned but unpaid Base Salary, reimbursement of any and all reasonable expenses paid or incurred by the Executive in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date and any accrued but unused vacation time through the termination date in accordance with Company policy.

(e) Change of Control. Upon the occurrence of a Change of Control, the Company shall pay or provide to the Executive (or, following his death, to the Executive's heirs, administrators or executors) any earned but unpaid Base Salary, reimbursement of any and all reasonable expenses paid or incurred by the Executive in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date and any accrued but unused vacation time through the termination date in accordance with the Company policy. In addition, the Company shall furnish to the Executive a lump sum cash amount equal to twenty (20) times the sum of (x) Executive's then-current Base Salary and (y) a *pro rata* portion of any Annual Bonus, if any, that Executive would have been entitled to receive pursuant to Section 4(b) hereof in such year through the date of Executive's termination of employment, payable in US Dollars within thirty (30) days of Executive's termination date. Upon payment of the foregoing by the Company to the Executive, the Company shall have no further obligations or liability to the Executive or his heirs, administrators or executors with respect to compensation and benefits thereafter. For purposes of this Agreement, "**Change of Control**" shall mean the occurrence of any one or more of the following: (i) the accumulation (if over time, in any consecutive twelve (12) month period), whether directly, indirectly, beneficially or of record, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) of 50.1% or more of the shares of the outstanding Common Stock of the Company, whether by merger, consolidation, sale or other transfer of shares of Common Stock (other than a merger or consolidation where the stockholders of the Company prior to the merger or consolidation are the holders of a majority of the voting securities of the entity that survives such merger or consolidation), (ii) a sale of all or substantially all of the assets of the Company or (iii) during any period of twelve (12) consecutive months, the individuals who, at the beginning of such period, constitute the Board, and any new director whose election by the Board or nomination for election by the Company's stockholders was

approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the twelve (12) month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board; provided, however, that the following acquisitions shall not constitute a Change of Control for the purposes of this Agreement: (A) any acquisitions of Common Stock or securities convertible, exercisable or exchangeable into Common Stock directly from the Company or from any affiliate of the Company, or (B) any acquisition of Common Stock or securities convertible, exercisable or exchangeable into Common Stock by any employee benefit plan (or related trust) sponsored by or maintained by the Company. For purposes of a Change of Control, sale or disposition of any asset or business unit, Executive shall be entitled to a success fee and the foregoing definition of Change of Control shall apply to the described events as they relate to such asset or business unit.

(f) Any termination of the Executive's employment by the Company or by Executive (other than termination by reason of Executive's death) shall be communicated by written Notice of Termination to the other party of this Agreement. For purposes of this Agreement, a "**Notice of Termination**" shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated, provided, however, failure to provide timely notification shall not affect the employment status of Executive.

8. Confidential Information.

(a) Disclosure of Confidential Information. The Executive recognizes, acknowledges and agrees that he has had and will continue to have access to secret and confidential information regarding the Company, its subsidiaries and their respective businesses ("**Confidential Information**"), including but not limited to, its products, methods, formulas, software code, patents, sources of supply, customer dealings, data, know-how, trade secrets and business plans, provided Confidential Information shall not include information and know how that was known to Executive prior to his employment hereunder, is in or does hereafter become part of the public domain, or becomes known to others through no fault of the Executive. The Executive acknowledges that such Confidential Information is of great value to the Company, is the sole property of the Company, and has been and will be acquired by him in confidence. In consideration of the obligations undertaken by the Company herein, the Executive will not, at any time, during or after his employment hereunder, reveal, divulge or make known to any person, any Confidential information acquired by the Executive during the course of his employment, which is treated as confidential by the Company, and not otherwise in the public domain. The provisions of this Section 8 shall survive the termination of the Executive's employment hereunder.

(b) The Executive affirms that he does not possess and will not rely upon the protected trade secrets or confidential or proprietary information of any prior employer(s) in providing services to the Company or its subsidiaries.

(c) The Company acknowledges that notwithstanding the foregoing, Executive, through his extensive experience and contacts in the industry is already in possession of significant information and know how regarding the Company, its products and the industry within which it operates. Nothing herein shall be deemed to restrict Executive, during the term hereof or thereafter, from disclosing or using any such information.

(d) In the event that the Executive's employment with the Company terminates for any reason, the Executive shall deliver forthwith to the Company any and all originals and copies, including those in electronic or digital formats, of Confidential Information; provided, however, Executive shall be entitled to retain (i) papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars and rolodexes, personal files and phone books, (ii) information showing his compensation or relating to reimbursement of expenses, (iii) information that he reasonably believes may be needed for tax purposes and (iv) copies of plans, programs and agreements relating to his employment, or termination thereof, with the Company.

9. **Non-Competition and Non-Solicitation.** The Executive agrees and acknowledges that the Confidential Information that the Executive has already received and will receive is valuable to the Company and

that its protection and maintenance constitutes a legitimate business interest of the Company, to be protected by the non-competition restrictions set forth herein. The Executive agrees and acknowledges that the non-competition restrictions set forth herein are reasonable and necessary and do not impose undue hardship or burdens on the Executive. The Executive also acknowledges that the products and services developed or provided by the Company, its affiliates and/or its clients or customers are or are intended to be sold, provided, licensed and/or distributed to customers and clients primarily in and throughout the Nation of Greece (the "**Territory**") (to the extent the Company comes to operate, either directly or through the engagement of a distributor or joint or co-venturer, or sell a significant amount of its products and services to customers located, in areas other than the Nation of Greece during the term of the Employment Period, the definition of Territory shall be automatically expanded to cover such other areas), and that the Territory, scope of prohibited competition, and time duration set forth in the non-competition restrictions set forth below are reasonable and necessary to maintain the value of the Confidential Information of, and to protect the goodwill and other legitimate business interests of, the Company, its affiliates and/or its clients or customers. The provisions of this Section 9 shall survive the termination of the Executive's employment hereunder.

10. Indemnification; Insurance; Limitation of Liability.

(a) The Company agrees that if the Executive is made a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of the proceeding is the Executive's alleged action in an official capacity while serving as a director, officer, member, employee or agent, the Executive shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company's certificate of incorporation or bylaws or resolutions of the Company's Board or, if greater, by the laws of the Republic of the Marshall Islands, against all cost, expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, or other liabilities or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, member, employee or agent of the Company or other entity and shall inure to the benefit of the Executive's heirs, administrators and executors of Executive's estate. The Company shall advance to the Executive all costs and expenses incurred by him in connection with a proceeding within twenty (20) calendar days after receipt by the Company of a written request for such advance. Such request shall include an undertaking by the Executive to repay the amount of such advance if it shall ultimately be determined that he is not entitled by law to be indemnified against such costs and expenses; provided that the amount of such obligation to repay shall be limited to the after-tax amount of any such advance except to the extent the Executive is able to offset such taxes incurred on the advance by the tax benefit, if any, attributable to a deduction realized by him for the repayment.

(b) Neither the failure of the Company (including its Board, independent legal counsel or stockholders) to have made a determination prior to the commencement of any proceeding concerning payment of amounts claimed by the Executive that indemnification of the Executive is proper because he has met the applicable standard of conduct, nor a determination by the Company (including its Board, independent legal counsel or stockholders) that the Executive has not met such applicable standard of conduct, shall create a presumption in any judicial proceeding that the Executive has not met the applicable standard of conduct.

(c) The Company agrees to continue and maintain a directors' and officers' liability insurance policy covering the Executive, until such time as actions against the Executive are no longer permitted by law, with terms and conditions no less favorable than the most favorable coverage then applying to any other senior level executive officer or director of the Company.

11. Miscellaneous.

(a) The Executive acknowledges that the services to be rendered by him under the provisions of this Agreement are of a special, unique and extraordinary character and that it would be difficult or impossible to replace such services. Furthermore, the parties acknowledge that monetary damages alone would not be an adequate remedy for any breach by the Executive of Section 9 of this Agreement. Accordingly, the Executive agrees that any

breach or threatened breach by him of Section 9 of this Agreement shall entitle the Company, in addition to all other legal remedies available to it, to apply to any court of competent jurisdiction to seek to enjoin such breach or threatened breach. The parties understand and intend that each restriction agreed to by the Executive hereinabove shall be construed as separable and divisible from every other restriction, that the unenforceability of any restriction shall not limit the enforceability, in whole or in part, of any other restriction, and that one or more or all of such restrictions may be enforced in whole or in part as the circumstances warrant. In the event that any restriction in this Agreement is more restrictive than permitted by law in the jurisdiction in which the Company seeks enforcement thereof, such restriction shall be limited to the extent permitted by law. The remedy of injunctive relief herein set forth shall be in addition to, and not in lieu of, any other rights or remedies that the Company may have at law or in equity.

(b) Neither the Executive nor the Company may assign or delegate any of their rights or duties under this Agreement without the express written consent of the other; provided, however, that the Company shall have the right to delegate its obligation of payment of all sums due to the Executive hereunder, provided that such delegation shall not relieve the Company of any of its obligations hereunder.

(c) This Agreement constitutes and embodies the full and complete understanding and agreement of the parties with respect to the Executive's employment by the Company, supersedes all prior understandings and agreements, whether oral or written, between the Executive and the Company, and shall not be amended, modified or changed except by an instrument in writing executed by the party to be charged. The invalidity or partial invalidity of one or more provisions of this Agreement shall not invalidate any other provision of this Agreement. No waiver by either party of any provision or condition to be performed shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or any prior or subsequent time.

(d) This Agreement shall inure to the benefit of, be binding upon and enforceable against, the parties hereto and their respective successors, heirs, beneficiaries and permitted assigns. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, sent by registered or certified mail, return receipt requested, postage prepaid, or by reputable national overnight delivery service (e.g. Federal Express) for overnight delivery to the party at the address set forth in the preamble to this Agreement, or to such other address as either party may hereafter give the other party notice of in accordance with the provisions hereof. Notices shall be deemed given on the sooner of the date actually received or the third business day after deposited in the mail or one business day after deposited with an overnight delivery service for overnight delivery.

(f) This Agreement shall be governed by and construed in accordance with the internal laws of the European Union and the Nation of Greece without reference to principles of conflicts of laws thereunder.

(g) This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one of the same instrument. The parties hereto have executed this Agreement as of the date set forth above.

(h) The Executive represents and warrants to the Company, that he has the full power and authority to enter into this Agreement and to perform his obligations hereunder and that the execution and delivery of this Agreement and the performance of his obligations hereunder will not conflict with any agreement to which Executive is a party. The Company represents and warrants to Executive that it has the full power and authority to enter into this Agreement and to perform its obligations hereunder and that the execution and delivery of this Agreement and the performance of its obligations hereunder will not conflict with any agreement to which the Company is a party.

[Signature page follows immediately]

IN WITNESS WHEREOF, the Executive and the Company have caused this Executive Employment Agreement to be executed as of the date first above written.

BOSTON CARRIERS INC.

By: ______________________

Name: A. BERTSOS

Title: CEO

By: ______________________

Name: Antonios Bertsos

Title: Chief Executive Officer